Exhibit 99.1

Futu Announces First Quarter 2025 Unaudited Financial Results

HONG KONG, May 29, 2025 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Operational Highlights

•	Total number of funded accounts[1] increased 41.6% year-over-year to 2,673,119 as of March 31, 2025.
•	Total number of brokerage accounts[2] increased 30.0% year-over-year to 4,955,319 as of March 31, 2025.
•	Total number of users[3] increased 16.8% year-over-year to 26.3 million as of March 31, 2025.
•	Total client assets increased 60.2% year-over-year to HK$829.8 billion as of March 31, 2025.
•	Daily average client assets were HK$790.4 billion in the first quarter of 2025, an increase of 64.7% from the same period in 2024.
•	Total trading volume in the first quarter of 2025 increased by 140.1% year-over-year to HK$3.22 trillion, in which trading volume for U.S. stocks was HK$2.25 trillion, and trading volume for Hong Kong stocks was HK$916.0 billion.
•	Margin financing and securities lending balance increased 33.7% year-over-year to HK$50.3 billion as of March 31, 2025.

First Quarter 2025 Financial Highlights

•	Total revenues increased 81.1% year-over-year to HK$4,694.6 million (US$603.4 million).
•	Total gross profit increased 85.9% year-over-year to HK$3,945.7 million (US$507.2 million).
•	Net income increased 107.0% year-over-year to HK$2,142.7 million (US$275.4 million).
•	Non-GAAP adjusted net income[4] increased 97.7% year-over-year to HK$2,216.9 million (US$285.0 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “We started 2025 on a strong note, adding approximately 262 thousand funded accounts in the first quarter, up 47.8% year-over-year and 21.9% quarter-over-quarter. Total funded accounts reached 2.7 million, representing a 41.6% increase year-over-year and a 10.9% increase quarter-over-quarter. Hong Kong remained the top contributor to new funded accounts, as our marketing initiatives effectively leveraged the Hong Kong market rally and IPO boom. We believe that brokers with leading brand equity, product experience and execution capabilities will gain outsized benefits from strong equity market performance. Malaysia posted the fastest sequential growth in new funded accounts among all seven markets. After a year of rapid market share gain in Malaysia, we think there is ample headroom for further growth and will continue to invest in our product and our brand. In Japan, new funded accounts enjoyed robust growth and reached a historic high, as we solidified our position as the go-to broker for U.S. stock trading. Funded account growth accelerated in the U.S. as we enhanced our offerings for active traders and our high-profile advertising campaigns boosted brand visibility. With one-third of our full-year target already achieved, we remain firmly on track to meet our guidance of 800 thousand net new funded accounts in 2025.”

1 The number of funded accounts refers to the number of brokerage accounts with Futu that have a positive account balance. Multiple funded accounts by one client are counted as one funded account.

2 Multiple brokerage accounts by one client are counted as one brokerage account.

3 The number of users refers to the number of user accounts registered with Futu.

4 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Total client assets reached HK$829.8 billion, up 60.2% year-over-year and 11.6% quarter-over-quarter, thanks to record net asset inflow. In Singapore, total client assets rose 11.4% quarter-over-quarter, sustaining its streak of double-digit sequential growth. Average client assets in Canada and Australia also logged five straight quarters of sequential increase. Margin financing and securities lending balance at quarter end remained largely stable at HK$50.3 billion, due to lower risk appetite in the second half of the quarter amid market pullback.”

“Total trading volume was HK$3.22 trillion, up 140.1% year-over-year and 11.4% quarter-over-quarter. U.S. stock trading volume grew 8.2% sequentially to HK$2.25 trillion, bolstered by clients’ bottom fishing of technology and semiconductor names. Hong Kong stock trading volume increased 21.4% quarter-over-quarter to HK$916.0 billion, as DeepSeek-induced market rally reignited investor interest.”

“We continued to drive product innovation, empowering retail investors with cutting-edge investment tools and seamless investment experience. In Hong Kong, we unveiled Futubull AI, our proprietarily trained, AI-powered investment assistance, and revealed a new desktop version with more intuitive tools and advanced features. In Japan, we continued to enhance our U.S. stock offerings as we rolled out U.S. fractional shares trading in the first quarter and subsequently launched U.S. options trading in April.”

“Wealth management client assets were HK$139.2 billion as of quarter end, up 117.7% year-over-year and 25.6% quarter-over-quarter. 29% of funded accounts held wealth management products, a further climb from 28% in the previous quarter. Money market funds remained the primary driver of asset inflow given the seek for stable returns amid market volatility. In Hong Kong and Singapore, we broadened our structured product suite with FX-linked notes in the first quarter. We also onboarded equity funds in Malaysia and money market funds in Japan.”

“We had 498 IPO distribution and IR clients as of quarter end, up 15.8% year-over-year. During the quarter, we served as joint lead manager for several high-profile Hong Kong IPOs, including those of Bloks Group and Guming Holdings. For both of these transactions, we were the exclusive online broker for IPO distribution. Notably, in the MIXUE Group IPO, more than 70 thousand clients contributed to over HK$1 trillion in subscription amount, putting us first among all brokers in number of subscribers and total subscription amount.”

First Quarter 2025 Financial Results

Revenues

Total revenues were HK$4,694.6 million (US$603.4 million), an increase of 81.1% from HK$2,592.5 million in the first quarter of 2024.

Brokerage commission and handling charge income was HK$2,310.2 million (US$296.9 million), an increase of 113.5% from the first quarter of 2024. This was mainly due to higher trading volume, partially offset by the decline in blended commission rate.

Interest income was HK$2,070.5 million (US$266.1 million), an increase of 52.9% from the first quarter of 2024. The increase was mainly driven by higher interest income from securities borrowing and lending business, margin financing and bank deposits.

Other income was HK$313.9 million (US$40.4 million), an increase of 101.0% from the first quarter of 2024. The increase was primarily attributable to higher fund distribution service income and currency exchange income.

Costs

Total costs were HK$749.0 million (US$96.3 million), an increase of 59.3% from HK$470.2 million in the first quarter of 2024.

Brokerage commission and handling charge expenses were HK$143.5 million (US$18.4 million), an increase of 138.0% from the first quarter of 2024. This increase was roughly in line with the growth of our brokerage commission and handling charge income.

Interest expenses were HK$469.3 million (US$60.3 million), an increase of 50.0% from the first quarter of 2024. The increase was primarily due to higher expenses associated with our securities borrowing and lending business and higher margin financing interest expenses.

Processing and servicing costs were HK$136.1 million (US$17.5 million), an increase of 40.2% from the first quarter of 2024. The increase was primarily due to higher market information and data fee for enhanced market data coverage.

Gross Profit

Total gross profit was HK$3,945.7 million (US$507.2 million), an increase of 85.9% from HK$2,122.2 million in the first quarter of 2024. Gross margin was 84.0%, as compared to 81.9% in the first quarter of 2024.

Operating Expenses

Total operating expenses were HK$1,260.4 million (US$162.0 million), an increase of 35.6% from HK$929.5 million in the first quarter of 2024.

Research and development expenses were HK$386.0 million (US$49.6 million), an increase of 15.1% from the first quarter of 2024. This increase was primarily driven by investment in AI capabilities and related technology initiatives.

Selling and marketing expenses were HK$459.2 million (US$59.0 million), an increase of 56.9% from HK$292.7 million in the first quarter of 2024. This was mainly driven by strong growth of new funded accounts.

General and administrative expenses were HK$415.2 million (US$53.4 million), an increase of 37.8% from the first quarter of 2024. The increase was primarily due to an increase in general and administrative personnel to support overseas market development.

Income from Operations

Income from operations increased by 125.1% to HK$2,685.3 million (US$345.2 million) from HK$1,192.7 million in the first quarter of 2024. Operating margin increased to 57.2% from 46.0% in the first quarter of 2024 mainly due to strong topline growth and operating leverage.

Net Income

Net income increased by 107.0% to HK$2,142.7 million (US$275.4 million) from HK$1,035.1 million in the first quarter of 2024. Net income margin for the first quarter of 2025 increased to 45.6% from 39.9% in the year-ago quarter.

Non-GAAP adjusted net income increased by 97.7% to HK$2,216.9 million (US$285.0 million) from the first quarter of 2024. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$15.44 (US$1.98), compared with HK$7.53 in the first quarter of 2024. Diluted net income per ADS was HK$15.28 (US$1.96), compared with HK$7.46 in the first quarter of 2024. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Thursday, May 29, 2025, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register-conf.media-server.com/register/BIb0180ca92acc4f49b995ccdec654eeb4.

It will automatically lead to the registration page of "Futu Holdings Ltd First Quarter 2025 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7799 to US$1.00, the noon buying rate in effect on March 31, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	11,688,383	6,495,155	834,864
Cash held on behalf of clients	68,639,816	88,246,095	11,342,832
Restricted cash	1,121	7,857	1,010
Term deposit	4,990	5,240	674
Short-term investments	2,411,074	2,659,746	341,874
Securities purchased under agreements to resell	316,301	468,788	60,256
Loans and advances-current (net of allowance of HK$85,252 thousand and HK$133,380 thousand as of December 31, 2024 and March 31, 2025, respectively)	49,695,691	48,552,818	6,240,802
Receivables:
Clients	534,077	717,361	92,207
Brokers	17,224,387	17,913,085	2,302,483
Clearing organizations	3,277,063	8,189,215	1,052,612
Fund management companies and fund distributors	1,210,472	1,773,358	227,941
Interest	597,483	624,324	80,248
Amounts due from related parties	61,200	-	-
Prepaid assets	63,497	68,993	8,868
Other current assets	160,330	753,181	96,811
Total current assets	155,885,885	176,475,216	22,683,482

Operating lease right-of-use assets	253,212	390,760	50,227
Long-term investments	573,190	698,183	89,742
Loans and advances-non-current	18,805	18,843	2,422
Other non-current assets	2,025,841	3,055,412	392,730
Total non-current assets	2,871,048	4,163,198	535,121
Total assets	158,756,933	180,638,414	23,218,603

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	79,090	154,011	19,796
Payables:
Clients	72,379,135	95,452,151	12,269,072
Brokers	43,697,746	38,246,431	4,916,057
Clearing organizations	503,396	357,842	45,996
Fund management companies and fund distributors	507,076	1,509,340	194,005
Interest	86,964	69,180	8,892
Borrowings	5,702,259	9,897,658	1,272,209
Securities sold under agreements to repurchase	2,574,659	929,084	119,421
Lease liabilities-current	144,357	132,750	17,063
Accrued expenses and other current liabilities	4,936,805	3,316,253	426,259
Total current liabilities	130,611,487	150,064,700	19,288,770

Lease liabilities-non-current	132,924	275,538	35,418
Other non-current liabilities	8,061	8,058	1,035
Total non-current liabilities	140,985	283,596	36,453
Total liabilities	130,752,472	150,348,296	19,325,223

SHAREHOLDERS’ EQUITY
Class A ordinary shares	72	72	9
Class B ordinary shares	27	27	3
Additional paid-in capital	18,807,369	18,885,107	2,427,423
Treasury stock	(5,199,257)	(5,199,257)	(668,294)
Accumulated other comprehensive loss	(249,916)	(184,687)	(23,739)
Retained earnings	14,652,946	16,798,269	2,159,188
Total shareholders' equity	28,011,241	30,299,531	3,894,590

Non-controlling interest	(6,780)	(9,413)	(1,210)
Total equity	28,004,461	30,290,118	3,893,380
Total liabilities and equity	158,756,933	180,638,414	23,218,603

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	1,082,107	2,310,220	296,947
Interest income	1,354,166	2,070,469	266,131
Other income	156,186	313,948	40,354
Total revenues	2,592,459	4,694,637	603,432
Costs
Brokerage commission and handling charge expenses	(60,301)	(143,505)	(18,446)
Interest expenses	(312,842)	(469,333)	(60,326)
Processing and servicing costs	(97,103)	(136,115)	(17,496)
Total costs	(470,246)	(748,953)	(96,268)
Total gross profit	2,122,213	3,945,684	507,164

Operating expenses
Research and development expenses	(335,487)	(385,979)	(49,612)
Selling and marketing expenses	(292,664)	(459,202)	(59,024)
General and administrative expenses	(301,335)	(415,245)	(53,374)
Total operating expenses	(929,486)	(1,260,426)	(162,010)

Income from operations	1,192,727	2,685,258	345,154

Others, net	31,741	(20,598)	(2,648)

Income before income tax expense and share of loss from equity method investments	1,224,468	2,664,660	342,506

Income tax expense	(185,641)	(490,959)	(63,106)
Share of loss from equity method investments	(3,694)	(30,997)	(3,984)

Net income	1,035,133	2,142,704	275,416

Attributable to:
Ordinary shareholders of the Company	1,038,138	2,145,323	275,753
Non-controlling interest	(3,005)	(2,619)	(337)
	1,035,133	2,142,704	275,416

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.94	1.93	0.25
Diluted	0.93	1.91	0.24

Net income per ADS
Basic	7.53	15.44	1.98
Diluted	7.46	15.28	1.96

Weighted average number of ordinary shares used in computing net income per share
Basic	1,102,929,775	1,113,426,758	1,113,426,758
Diluted	1,114,429,420	1,126,352,076	1,126,352,076

Net income	1,035,133	2,142,704	275,416
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(29,441)	65,215	8,382
Total comprehensive income	1,005,692	2,207,919	283,798

Attributable to:
Ordinary shareholders of the Company	1,008,732	2,210,552	284,136
Non-controlling interests	(3,040)	(2,633)	(338)
	1,005,692	2,207,919	283,798

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	HK$	HK$	US$
Net income	1,035,133	2,142,704	275,416
Add: Share-based compensation expenses	85,938	74,199	9,537
Adjusted net income	1,121,071	2,216,903	284,953

Non-GAAP to GAAP reconciling items have no income tax effect.